[INFOLOGIX LETTERHEAD]

February 8, 2008

Mark P. Shuman

Branch Chief – Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InfoLogix, Inc.
Registration Statement on Form S-3
Filed November 21, 2007
File No. 333-147569

Registration Statement on Form S-3
Filed November 30, 2007
File No. 333-147758

Form 10-K for the year ended December 31, 2006
Filed March 29, 2007
File No. 333-125575

Dear Mr. Shuman:

InfoLogix, Inc. (the “Company”) has carefully considered each of the comments in your letter dated December 27, 2007, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below.  For your convenience, the text of each comment is reproduced below before the applicable response.  In order to facilitate your review, enclosed please find amendments to the Company’s registration statements on Form S-3 marked to show changes from the filings made by the Company on November 21, 2007 and November 30, 2007 and the amendment to the Company’s Form 10-K.

Registration Statements on Form S-3

Part I

Selling Stockholders

1.                                      We note your assertion in the registration statement assigned file no. 333-147569 that you will provide information regarding “additional selling shareholders” in an amendment to the registration statement or in a prospectus supplement.  Please explain the basis on which you intend to add the information required by Item 507 of Regulation S-K relating to the additional selling shareholders after the effective date of the registration statement.  Unless the company satisfies the requirements of

Rule 430B of Regulation C, it must provide the Item 507 information in a pre-effective amendment.  All shareholders must be identified, and the number of shares offered by each as well as post-transaction beneficial ownership must be stated, except that Item 507 disclosure may be made on a group basis where the aggregate holding of the group is less than one percent of the outstanding shares prior to the offering.  See Telephone Interpretation I.59 of our July 1997 Manual of Publicly Available Telephone Interpretations.  The aggregate shares offered, as listed in the selling stockholder table, should equal the number of shares listed in the fee table and on the cover page of each registration statement.  Please revise your filings as necessary, or advise.

The Company has revised the registration statement assigned file no. 333-147569 to conform with the comment.  Please review the Company’s pre-effective amendment to the registration statement as filed with the Securities and Exchange Commission on February 8, 2008.

2.                                      Please tell us whether any of the selling stockholders listed in your registration statements on Form S-3 is an affiliate of a registered broker-dealer.  If so, disclose in the applicable registration statement whether such broker-dealer affiliate purchased the securities to be resold in the ordinary course of business, and whether it had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.  If InfoLogix is unable to make these representations in the prospectus with respect to any broker-dealer affiliate, identify that seller as an underwriter in the prospectus.

Willard Cordero and DellaCamera Capital Master Fund, Ltd. each identified themselves to the Company as an affiliate of a broker-dealer.  The Company has revised the registration statement assigned file no. 333-147569 to disclose that Willard Cordero and DellaCamera Capital Master Fund, Ltd. (i) purchased the shares of common stock of the Company owned by them in the ordinary course of business and (ii) did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares of common stock of the Company at the time of their purchase.

Each other selling stockholder listed in the registration statements confirmed to the Company that it was not an affiliate of a broker-dealer.

Please review the Company’s pre-effective amendments to the registration statements as filed with the Securities and Exchange Commission on February 8, 2008.

3.                                      The text of the registration statement assigned file no. 333-147569 indicates that Barry Honig currently holds 125,000 shares of InfoLogix common stock, yet the other registration statement, which has been assigned file no. 333-147758, indicates that Mr. Honig holds 340,000 shares.  Please revise your filings to reconcile this apparent inconsistency, or advise.

The Company has revised the selling stockholder table set forth in the registration statement assigned file no. 333-147569 to conform with the comment. Please review the Company’s pre-

effective amendment to the registration statement as filed with the Securities and Exchange Commission on February 8, 2008.

4.                                      It appears from the disclosure on page 32 of registration statement no. 333-147758 that the Lubert Family Foundation will be the selling shareholder for the registered distribution of 2,083,333 shares.  As such, it appears that this entity should be named as the selling shareholder and that the natural person(s) who exercise sole or shared voting and dispositive powers over the shares that will be held of record by the Lubert Family Foundation should be identified.  Please revise or advise.

IL Venture Capital LLC is the current holder of 2,083,333 shares of InfoLogix common stock.  As a result, IL Venture Capital LLC will be named as the selling stockholder in the registration statement assigned file no. 333-147758.  The Company has revised the registration statement accordingly.

If these shares are subsequently donated to the Lubert Family Foundation, Inc., Lubert Family Foundation, Inc. will be added to the registration statement as a selling stockholder through a prospectus supplement that also identifies the natural person(s) who exercise sole or shared voting and dispositive power over the shares that will be held of record by the Lubert Family Foundation, Inc.

Part II

Undertakings

5.                                      We note that neither of your registration statements includes any of the undertakings set forth in Item 512(a)(5) or Item 512(b) of Regulation S-K.  It appears, however, that Rule 430C of Regulation C is applicable to the company and its proposed offerings, and that the Rule 512(a)(5)(ii) undertakings should accordingly be presented in your registration statements.  In addition, both of your registration statements incorporate subsequent Exchange Act documents by reference and should therefore include the Item 512(b) undertakings.  Please revise your filings to include all applicable undertakings required by Item 512.

The Company has revised the registration statements to conform with the comment.  Please review the Company’s pre-effective amendments to the registration statements as filed with the Securities and Exchange Commission on February 8, 2008.

Form 10-K

Item 9A.  Disclosure Controls and Procedures, page 60

6.                                      We note your statement that your chief executive officer and your chief financial officer “concluded that the company’s disclosure controls and procedures were designed to ensure that the information the Company is required to disclose in its reports under the Exchange Act is recorded, processed and reported in an accurate manner and on a timely basis....”  It does not appear from your disclosure that your certifying officers have reached a conclusion as to whether your disclosure controls and procedures are effective.  Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

The Company has revised the disclosure in Item 9A. Disclosure Controls and Procedures to conform with the comment.  Please review the Company’s amendment to Form 10-K as filed with the Securities and Exchange Commission on February 8, 2008.

In connection with the responses to your comments set forth above, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (215) 604-0691 extension 1193 or John A. Roberts, the Company’s Chief Financial Officer, at (215) 604-0691 extension 1102.

Sincerely,

David T. Gulian

President and Chief Executive Officer

Enc.

cc:                                 Katherine Wray, United States Securities and Exchange Commission

Stephen T. Burdumy, Drinker Biddle & Reath LLP